December 17, 2010 By EDGAR Transmission United States Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549

Attn: John Dana Brown

Re:	Zipcar, Inc.

Amendment No. 2 to

Registration Statement on Form S-1

Filed October 6, 2010

File No. 333-167220

Ladies and Gentlemen:

On behalf of Zipcar, Inc. (“Zipcar” or the “Company”), submitted herewith for filing is Amendment No. 3 (“Amendment No. 3”) to the Registration Statement referenced above (the “Registration Statement”). The Company is filing this Amendment No. 3 in response to comments contained in a letter, dated October 26, 2010 (the “Letter”), from John Dana Brown of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Scott Griffith, Chief Executive Officer of Zipcar. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 3.

Inside Cover Page and Outside Cover Page Artwork

1. We note your response to comment one of our letter dated August 3, 2010, and we reissue the comment. Please remove all cover artwork that does not depict products and/or services actually owned or provided by you. In this regard it appears that the first graphic on the inside cover page includes several images of people without any depiction of your products or services. The third graphic on the inside cover page also does not appear to depict your products or services. We also note that the first graphic on the outside cover page includes an image other than your products or services.

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see the revised artwork filed with Amendment No. 3.

2. We note your response to our prior comment two, and we reissue the comment. Please remove all text that is not required to briefly explain the images. In this regard, please remove

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

December 17, 2010

the language in the first graphic that refers to your product as “simple, effective and sustainable.” Included text may be used to explain the images. In the first and second graphic, when discussing the costs, it appears that you should also clarify that there are application and membership fees and what you mean by “just around the corner.”

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see the revised artwork filed with Amendment No. 3.

Use of Proceeds, page 31

3. We note your response to our prior comment 11. Please quantify how much of the outstanding debt owed to Pinnacle Ventures L.L.C. was related to the Streetcar acquisition.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 32 of the prospectus.

Stock-Based Compensation, page 58

4. We note your response to our prior comment number 14. To the extent that the expected pricing of the Company’s common shares in its planned initial public offering exceeds the estimated fair value of the common shares issued during 2009 and 2010 as indicated by the valuations prepared by management, please revise MD&A to include a discussion of each significant factor that contributed to the difference between the fair value of the Company’s common shares during 2009 and the expected public offering price.

Response: The Company has disclosed significant factors contributing to the changes in the fair value of the Company’s common shares during 2009 and 2010. The Company acknowledges the Staff’s comment and will so revise MD&A in a future amendment to the Registration Statement wherein the Company discloses the expected pricing of its common stock to be issued in its initial public offering by providing factors contributing to the changes since the Company’s last valuation.

Liquidity and Capital Resources, page 75

5. We note your response to our prior comment 17. Please explain the “customary covenants for asset-backed car-sharing facilities” on page 77.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 79 of the prospectus.

6. We note your added disclosure in response to our prior comment 17 regarding the restrictive covenants. Please include risk factor disclosure regarding these covenants or advise. If you or ZVF is close to not being able to meet any of the restrictive covenants, please quantify the covenant and disclosure where you stand in regards to the covenant, so that investors can assess any risk.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 23 of the prospectus. The Company acknowledges the Staff’s comment regarding the meeting of the restrictive covenants and agrees that if the Company or ZVF becomes close to not being able to meet any of the restrictive covenants, the Company will quantify such covenant and disclose where the Company or ZVF stands in regards to such covenant.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

December 17, 2010

Business, page 82

Our Operations and Fleet Management, page 91

7. We note your response to our prior comment 19. Please clarify whether vehicles will be purchased or leased under the ABS facility. In the first paragraph on page 92, you refer to “purchased” vehicles and “this leasing model.”

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 95 of the prospectus.

Executive and Director Compensation, page 101

8. We note your response to our prior comment 20. Regarding the 2009 annual cash bonuses, please explain more clearly what is meant by “increasing driving revenue,” “decreasing vehicle costs,” “certain margin improvements,” “unit costs” and “international expansion and growth.” Additionally for each of these, please disclose the targets for and the actual performance relative to those targets, or explain how disclosure of this companywide information related to a past period will cause competitive harm. If you continue to believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detail analysis in support of this conclusion. We request that you address, with greater specificity, how the disclosure of each performance target might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 108 and 109 of the prospectus and the additional details related to ‘increasing driving revenues’, ‘decreasing vehicle costs’ and ‘unit costs’. The other individual objectives set forth in Comment 8 regarding the 2009 cash bonuses were not based upon specific targets but were based upon a subjective determination of the executives’ performance.

Note 3. Acquisitions, Intangible Assets, Goodwill and Redeemable Non-controlling Interest

9. We note the disclosures that have been included in Note 3 in response to our prior comment number 26. In this regard, we note that the Company has presented pro forma information on page F-21 which reflects the Flexcar and Streetcar acquisitions as if they had occurred on January 1, 2007. Please note that ASC 805-10-50-2 provides that pro forma information should be presented giving effect only to acquisitions as if they had occurred at the beginning of the current annual period and the prior annual period if comparative financial statements are presented. Accordingly, we do

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

December 17, 2010

not believe it is appropriate to include pro forma financial information giving effect to the Streetcar acquisition as if it occurred on January 1, 2007. Please revise the pro forma financial information disclosed on page F-21 to only reflect the Streetcar acquisition as if it occurred on January 1, 2008 and January 1, 2009 and not January 1, 2007.

Response: The Company confirmed the following presentation via email from Ms. Effie Simpson on December 13, 2010 based on new guidance issued by the EITF in November 2010 under Issue 10-G—Disclosure of Supplementary Pro Forma Information for Business Combinations.

Disclosure of unaudited pro forma revenue, net loss attributable to the Company and net loss attributable to common stockholders per share—basic and diluted, reflect the results of operations of the Company for the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2009 and 2010 as if the Flexcar acquisition had occurred on January 1, 2007 and the Streetcar acquisition had occurred on January 1, 2008. The Company has revised the Registration Statement in response to the Staff’s comment. Please see page F-21 of the prospectus.

10. In addition, we note that the pro forma net losses and basic diluted net losses per share disclosed on page F-21 do not agree to those disclosed on pages 41 and 42 of the registration statement. Please reconcile and revise these disclosures.

Response: The Company supplementally advises the Staff that the differences in the pro forma net loss and basic and diluted net losses per share disclosed on page F-21 of the prospectus and those disclosed on pages 42 and 43 are primarily due to differences in acquired intangible amortization and interest expense resulting from the effective date of acquisition of Streetcar and Flexcar. In addition, the disclosure on page 43 of the prospectus does not include nonrecurring charges which resulted directly from the transaction in accordance with Article 11 requirements under Regulation S-X. The disclosure on page F-21 of the prospectus under ASC 805-10-50-2 does not require an adjustment to remove the impact of such non-recurring charges.

Other

11. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response: The Company supplementally advises the Staff that it has updated the financial statement through September 30, 2010 in accordance with Rule 3-12 of Regulation S-X.

12. Please provide currently dated consents from the independent public accountants in any future amendments.

Response: The Company acknowledges the Staff’s comment. Please see Exhibits 23.1 and 23.2 of the Registration Statement.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

December 17, 2010

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or John Chory of this firm at (781) 966-2001.

Sincerely,

/s/ Susan L. Mazur
Susan L. Mazur

SLM: kl

cc:	Scott W. Griffith, Chief Executive Officer, Zipcar, Inc.